August 11, 2009

United States
Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549
Attn:  Ms. Tracey L. McNeil

Re:  SEC Comment letter dated Jul 24, 2009

Dear Ms. McNeil:

In response to the above comment letter we intend to amend our Preliminary Information Statement on Schedule 14c. We are gathering the necessary information and we expect to be able to file by August 21, 2009. Accordingly, we would appreciate if you could grant us an extension until the above date.

If the staff has any further comments or questions, please feel free to contact the undersigned at our offices.

Very truly yours,

/s/ Roman Livson
Roman Livson
Chief Financial Officer